Exhibit 99.1

Sun Life completes acquisition of Bell Partners

TORONTO, July 2, 2026 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced it has completed its acquisition of Bell Partners, a leading U.S. multifamily real estate investment manager and vertically integrated property management business.

Bell Partners will continue to operate as a distinct, vertically integrated business under BGO and oversee the broader company's U.S. multifamily assets. The acquisition expands Sun Life's asset management capabilities in one of the largest and most resilient sectors of the U.S. real estate market.

Bell Partners will continue to operate under its current leadership and will retain its distinct property-level branding, office locations, investment vehicles and client focus.

Sun Life acquired a 100% interest in Bell Partners for a purchase price of US$350 million, with approximately 80% paid in Sun Life common shares.

The original news release related to this announcement is available here.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management
SLC Management is a global asset manager that offers institutional investors traditional, alternative and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt. SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. under which the entities of Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate. These entities are also referred to as SLC Fixed Income and represent the investment grade public and private fixed income strategies of SLC Management.

BGO, InfraRed Capital Partners (InfraRed), Crescent Capital Group (Crescent) and Advisors Asset Management (AAM) are also part of SLC Management. BGO is a leading, global real estate investment management advisor and a globally recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe. Crescent is a global alternative credit investment manager singularly focused on corporate credit through strategies that invest in marketable and privately originated debt securities. AAM is an independent U.S. retail distribution firm that provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers.

As of March 31, 2026, SLC Management has assets under management of US$308 billion. Total firm AUM includes assets managed by the SLC Management group of companies on behalf of external clients, and the Sun Life General Account. AUM includes unfunded commitments, cash, equity, and other balances. Total firm AUM excludes assets under administration. AAM represents an additional approximate US$11 billion in assets under administration. The methodologies used to compile the total AUM are subject to change and may not reflect regulatory AUM. For more information, please visit www.slcmanagement.com.

About BGO
BGO is a leading, global real estate investment management advisor and a globally-recognized provider of real estate services. BGO serves the interests of more than 750 institutional clients, and had, together with Bell Partners Inc., which was acquired by Sun Life and combined with BGO on July 2, 2026, approximately US$100 billion of assets under management (as of March 31, 2026) and expertise in the asset management of office, industrial, multi-residential, retail and hospitality property across the globe. BGO has offices in more than 25 cities across twelve countries with deep, local knowledge, experience, and extensive networks in the regions where we invest in and manage real estate assets on behalf of our clients in primary, secondary and co-investment markets. BGO is a part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life.

The assets under management shown above includes real estate equity and mortgage investments managed by the BGO group of companies and their affiliates, and as of 1Q21, includes certain uncalled capital commitments for discretionary capital until they are legally expired and excludes certain uncalled capital commitments where the investor has complete discretion over investment. For more information, please visit www.bgo.com.

About Bell Partners
Established in 1976, Bell Partners Inc. is one of the nation's leading apartment investment and management companies, focused on quality multifamily rental communities throughout the United States. The Company manages approximately 65,000 apartment homes in 12 regions across the U.S., including communities in Seattle, San Francisco, Southern California, Denver, Dallas/Ft. Worth, Austin, Atlanta, Central and Southeast Florida, Charlotte/Raleigh, Washington D.C., and Boston. With approximately 1,800 associates and nine offices, Bell Partners offers an extensive full-service vertically integrated national platform with expertise in property management, acquisitions, construction, financing, accounting, risk management, and related support functions. Led by a senior management team with an average of 27 years of experience, Bell Partners has invested throughout all phases of the real estate cycle and has completed almost US$12 billion of realized apartment transactions since 2002. Bell Partners is a part of BGO, the global real estate investment management business within SLC Management, the institutional alternatives and traditional asset management business of Sun Life. For more information, visit www.bellpartnersinc.com.

Note to editors: All figures in Canadian dollars unless indicated otherwise.

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact:
Connie Soave	Natalie Brady
Vice-President	Senior Vice-President
Corporate Communications	Capital Management & Investor Relations
(416) 407-5721	(416) 902-3794
connie.soave@sunlife.com	investor.relations@sunlife.com

SLC Management:
Hannah Stewart
Director, Media Relations & Communications
(646) 761-6344
hannah.stewart@slcmanagement.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sun-life-completes-acquisition-of-bell-partners-302817187.html

SOURCE Sun Life Financial Inc. - Financial News

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/02/c9840.html

%CIK: 0001097362

CO: Sun Life Financial Inc. - Financial News

CNW 15:26e 02-JUL-26